

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mr. Lawrence A. Boik
Chief Financial Officer
A.M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131

February 7, 2007

Re: A.M. Castle & Co.
Form 10-K for the fiscal year ended December 31, 2005
Response letter dated January 16, 2007
File No. 1-05415

Dear Mr. Boik:

We have completed our review of A.M. Castle & Co.'s 2005 Form 10-K and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief